July 1, 2013
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Linda Cvrkel, Branch Chief

Re:     Vistaprint N.V.
Form 10-K for the fiscal year ended June 30, 2012
Filed August 15, 2012
Form 10-Q for the quarter ended September 30, 2012
Filed on October 26, 2012
File No. 000-51539
Ladies and Gentlemen:
Vistaprint N.V. (“Vistaprint” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated May 6, 2013 from Linda Cvrkel, Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Ernst J. Teunissen, Executive Vice President and Chief Financial Officer of Vistaprint. Due to an administrative error, the Company was not aware of the letter until June 20, 2013 and we appreciate the Staff's understanding of the Company's delayed response. The Company's responses to the comments contained in the Staff's letter are set forth below and are keyed to the numbering of each comment and heading used in the Staff's letter. For your reference, the Staff's comments are reproduced in italics, and the Company's response to each comment is set forth below the comment in standard type.
Annual Report on Form 10-K for the fiscal year ended June 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Liquidity and Capital Resources, page 43

1.
We note your disclosure on page 72 that income taxes were not provided on undistributed earnings from certain subsidiaries as those earnings are considered to be permanently reinvested in accordance with accounting guidance. In this regard, please revise your liquidity section of MD&A to disclose a statement that you would need to accrue and pay taxes if repatriated; and a statement that you do not intend to repatriate the funds. Also, please revise Note 11 to disclose the cumulative amount of earnings of foreign subsidiaries in which income taxes have not been provided because they are considered to be permanently reinvested pursuant to ASC 740-30-50.

Response:

The Company respectfully acknowledges the Staff's comment and, beginning with our Form 10-K for the fiscal year ending June 30, 2013 and in future filings, the Company will include additional disclosures in the liquidity section of MD&A by adding the sample language underlined below:

Additional Liquidity and Capital Resources Information. During fiscal 2013, we financed our operations, strategic investments in capital expenditures, ordinary share purchases and equity investments primarily through internally generated cash flows from operations and use of our revolving credit facility. Due to our recent investments, our current liabilities continue to exceed our current assets; however, we believe that our available cash, cash flows generated from operations, and our debt financing capacity will be sufficient to satisfy our working capital and planned investments to support our long-term growth strategy, including capital expenditure requirements, for the foreseeable future. As of June 30, 2013, approximately $[●] million of our cash and cash equivalents was held by our subsidiaries and undistributed earnings of our subsidiaries that are considered to be indefinitely reinvested was $[●]. However, we do not intend to repatriate such funds as the cash and cash equivalent balances are generally used and available, without legal restrictions, to fund ordinary business operations and investments of the respective subsidiaries. If there is a change in the future, the repatriation of undistributed earnings from certain of our subsidiaries, in the form of dividends or otherwise, could have tax consequences that could result in material cash outflows.

In response to the Staff's comment specific to Note 11 and its consideration of ASC 740-30-50, the Company confirms that it understands the disclosure requirements and will expand its disclosure in future filings by adding the sample underlined language below:

As of June 30, 2013, undistributed earnings of our subsidiaries of $[●] are considered to be indefinitely reinvested. If in the future we decide to repatriate undistributed earnings from certain of these subsidiaries, in the form of dividends or otherwise, we could be subject to withholding taxes payable at that time. Determination of the amount of withholding taxes that would be payable is not practicable due to the complexities associated with this hypothetical calculation.

Financial Statements, page 48
Notes to Consolidated Financial Statements, page 56
3. Fair Value Measurements, page 61

2.
Please revise the disclosure on page 63 to include the level under the fair value hierarchy that was used to determine the fair value of your debt at June 30, 2012. Refer to the guidance outlined in ASC 820-10-50-2E.

Response:

We acknowledge the Staff's comment and, beginning with the Form 10-K for the fiscal year ending June 30, 2013 and in future filings, the Company will expand its disclosures to include the level under the fair value hierarchy that was used to determine the fair value of the Company's debt by adding the sample language below:
We performed an evaluation of the estimated fair value of our debt and determined that the fair value approximates the carrying value of the liability as of June 30, 2013. Our debt is a variable rate debt instrument indexed to LIBOR that resets monthly. The estimated fair value of our debt was determined using available market information based on recent trades or activity of debt instruments with substantially similar risks, terms and maturities, which fall within Level 2 under the fair value hierarchy. This estimated fair value may not be representative of actual values that could have been or will be realized in the future.

4. Property, Plant and Equipment, page 63

3.
We note from your disclosure on page 29 you own a 12 acre site in Montego Bay, Jamaica which you are currently constructing a new 92,000 square foot building for a customer service, sales and design support center, and construction in progress as of June 30, 2012 was approximately $33 million. In this regard, please disclose the amount of interest expense capitalized, if any, during the period pursuant to ASC 835-20-50.

Response:

The Company understands the requirements pursuant to ASC 835-20-50 and beginning with its Form 10-K for the fiscal year ending June 30, 2013 and in future filings, the Company will include additional disclosures in its Summary of Significant Accounting Policies to clarify its policy regarding the capitalization of interest costs in accordance with ASC 835-20-15-3. Specific to the inquiry above, of the $33 million of construction in progress assets as of June 30, 2012, approximately $17 million related to the construction of the Jamaican customer support center with the remaining primarily attributable to assets that did not qualify for interest capitalization. The Company did not capitalize any interest costs associated with the Jamaican customer support center as such costs were not material, consistent with the concepts in ASC 835-20-15-3. In future filings the Company will modify its disclosures by adding the sample language underlined below:

Footnote 2
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are expensed as incurred. Assets that qualify for the capitalization of interest cost during their construction period are evaluated on a per project basis and, if material, the costs are capitalized. For fiscal 2013, we capitalized $[●] of interest costs associated with our construction projects. No interest costs were capitalized in fiscal 2012 as the amounts were not material. Depreciation of plant and equipment is recorded on a straight-line basis over the estimated useful lives of the assets.

9. Shareholders' Equity, page 68
Share-based awards, page 68
Share Options, page 69

4.
Reference is made to table reflecting the summary of share option activity for the year ended June 30, 2012. We note the amounts presented as the Aggregate Intrinsic Value for outstanding, vested, and exercisable share options are identical at the end of the period; however, the number of options and weighted average exercises prices vary for each caption. Please advise and revise the amounts, accordingly.

Response:

In response to the Staff's comment, the Company respectfully advises the Staff that the aggregate intrinsic value for outstanding, vested and exercisable share options is correct at June 30, 2012. The closing price of our ordinary shares as of June 30, 2012 was $32.30, which is towards the lower end of our price range in recent years, and limits the aggregate intrinsic value to older outstanding share options that happen to be both vested and exercisable as of June 30, 2012. For avoidance of doubt, all of the Company's unvested share options outstanding as of June 30, 2012 did not have intrinsic value. While this outcome is unique based on the relationship between the Company's share price as of June 30, 2012 and the exercise price of outstanding share options, if a similar scenario occurs in future annual filings the Company will provide disclosure to clarify such facts.

11. Income Taxes, page 71

5.
Reference is made to the line item IP installment obligation in the table on page 72. We note from your disclosure that this deferred tax liability resulted from the gain recognized on an intra-entity transfer of Webs' intellectual property; however, it is unclear why this transaction resulted in gain recognition when the nature of the transaction was an intra-entity transfer. Please clarify for us and explain why you believe it is appropriate for the related tax expense incurred from the recognition of the gain to be deferred and amortized over a weighted average period of 13 years. As part of your response, please tell us how the gain is being recorded within the financial statements.

Furthermore, we note from your disclosure that the subsidiary elected to purchase the Webs Intellectual Property using an installment obligation that results in the tax being paid over a 7 years and 6 months term. In this regard, please explain the significance of the 7 years and 6 months term over which the tax is being paid (i.e. same period as installment obligation is being repaid) and cite any technical authoritative guidance used in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

Response:

In response to the Staff's comment, please consider that although the referenced transaction is an “intra-entity” transaction from a US GAAP perspective, it represents a transaction that triggered gain recognition for income tax purposes (i.e. the fair market value of the transferred assets exceeded the tax basis) on assets that remained within the consolidated group. The transfer of assets occurred between two distinct legal entities within the Vistaprint group that are based in different tax jurisdictions, creating a taxable gain reportable in the transferor entity's jurisdiction. Any reference to gain recognition is for income tax purposes only as the gain was eliminated in consolidation for purposes of the Company's US GAAP consolidated financial statements in the period of transfer.

In accordance ASC 740-10-25-3(e) and ASC 810-10-45-8, no gain (or immediate tax impact) should be recognized in the consolidated financial statements as a result of an intra-entity asset transfer. ASC 810-10-45-8 states, “If income taxes have been paid on intra-entity profits on assets remaining within the consolidated group, those taxes shall be deferred or the intra-entity profits to be eliminated in consolidation shall be appropriately reduced.” In consolidation, the Company recognizes the associated tax expense either when the underlying asset(s) are sold outside the consolidated group or otherwise recovered (e.g. amortized or impaired). The Company recognizes tax expense specifically associated with an intra-entity transfer of intangible property over a period equal to the expected economic lives of the underlying assets transferred. In the transfer of Webs' intellectual property, the weighted average amortization period of 13 years was determined based on the estimated economic lives of the intellectual property transferred.

Further, the guidance in ASC 810-10-45-8 specifically states that “tax having been paid” related to an intra-entity transfer should be deferred in the consolidated balance sheet. The Company elected to fund the transfer of Webs intellectual property using an installment obligation payable over a 7.5 year period. The decision to structure the transaction with an installment obligation was purely driven by financing and cash flow considerations, and the terms of the installment obligation were determined on an appropriate arm's-length basis with the assistance of third-party experts. In compliance with local tax laws in the applicable jurisdictions, the tax liability associated with this transfer qualified for installment treatment and, thus, the cash tax liability will be payable over the term of the underlying installment obligation. It is the Company's interpretation that the intent of the aforementioned reference to “tax having been paid” under ASC 810-10-45-8 includes tax that is “payable” as of the transaction date by virtue of the fact that the transaction or event occurred and therefore the underlying tax obligation is “fixed” on this date. Accordingly, the Company recorded a deferred tax liability for the entire tax liability owed but not yet paid as of the date of the transaction with a corresponding asset in “Other Assets” to reflect the deferred tax charge to be recognized over the expected remaining lives of the underlying assets as described above. The Company believes this most appropriately provides transparency to the external tax obligation as the use of an installment method was a financing decision and the related liability should be included in the balance sheet.

Form 10-Q for the quarter ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 19
Cost of Revenue, page 21

6.
We note that you recognized a non-cash gain within costs of revenues related to a free piece of equipment during the quarter ended September 30, 2012. Please tell us the nature of the transaction that resulted in the receipt of equipment for free, how the gain was determined, and why classification of the gain in cost of revenues was appropriate. We may have further comment upon receipt of your response.

Response:

As a result of information obtained subsequent to the Company's October 2011 acquisition of Albumprinter Holding B.V., it was identified that the Company was being charged fees for printer usage in excess of rates charged to Albumprinter by the same vendor despite the Company's higher usage volumes. Based on this information, the Company entered into negotiations with the vendor who agreed to provide the Company a free piece of production equipment, in lieu of a cash refund or credit, as a means to compensate for the higher charges incurred by the Company in prior periods. The related historical costs were previously recognized by the Company within cost of revenues and, as such, the gain related to the free equipment was recorded in the same line item. The gain was calculated based on the fair market value of the production equipment as if it had been purchased on a stand-alone basis. The equipment will be utilized in the Company's production process, with the associated depreciation reflected within cost of revenues consistent with the Company's policies for similar equipment.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 781.652.6635 or Lawrence Gold, Senior Vice President and General Counsel of Vistaprint, at 781.652.6541. Alternatively, you may also contact Thomas Ward at Wilmer Cutler Pickering Hale and Dorr LLP at 617.526.6374.
Very truly yours,
Michael C. Greiner
Vice President and Chief Accounting Officer
cc:    Ernst J. Teunissen
Lawrence A. Gold, Esq.
Thomas S. Ward, Esq.